SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Gal Cohen, President and Chief Executive Officer of MediWound Ltd. (the “Company”)  and Sharon Malka, Chief Financial Officer of the Company will deliver the Company’s corporate presentation at the Jefferies 2015 Global Healthcare Conference on Thursday, June 4, 2015 at 09:00 a.m. Eastern Time. The Company’s presentation will be webcast live on the internet and can be accessed by visiting the Investor Relations section of the Company’s website at www.mediwound.com. A replay of the webcast will be archived on the MediWound website for 90 days following the presentation. Materials to be used in conjunction with the presentation are furnished as Exhibit 99.1 to this Form 6-K and are available on the Company’s website at www.mediwound.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: June 4, 2015	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	MediWound presentation materials for Jefferies 2015 Global Healthcare Conference.